UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Wright Medical Group N.V.

(Name of Subject Company (Issuer))

Stryker B.V.

(Offeror)

a direct, wholly owned subsidiary of

Stryker Delaware, Inc.

(Parent of Offeror)

a direct, wholly owned subsidiary of

Stryker Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,078,890,781.96	$529,440.02

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 128,533,733 ordinary shares, par value €0.03 per share, of Wright Medical Group N.V. multiplied by the offer consideration of $30.75 per share, (ii) the net offer consideration for 8,963,533 outstanding stock options with an exercise price less than $30.75 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $30.75 minus the weighted average exercise price for such stock options of $23.63 per share), (iii) 1,250,367 shares subject to issuance pursuant to restricted stock units, multiplied by the offer consideration of $30.75 per share and (iv) 787,296 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $30.75 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of December 11, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), for all outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”) at a price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam

The Netherlands

+31 20 521 4777

(b)

Securities. This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. The information set forth on the cover page and in the section of the Offer to Purchase entitled “Introduction” and “Price Range of Shares; Dividends” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)

Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Stryker and Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Background of the Offer; Past Contacts or Negotiations with Wright” is incorporated herein by reference.

(b)

Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with Wright,” “The Purchase Agreement; Other Agreements,” and “Purpose of the Offer; Plans for Wright” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Wright,” is incorporated herein by reference.

(c)(1)-(7)

Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with Wright,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for Wright,” “Certain Effects of the Offer,” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

(b)

Conditions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with Wright,” “The Purchase Agreement; Other Agreements,” and “Certain Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Stryker and Purchaser” and “Purpose of the Offer; Plans for Wright” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares,” “Background of the Offer; Past Contacts or Negotiations with Wright,” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information. Not Applicable.

(b)	Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a)

Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Background of the Offer; Past Contacts or Negotiations with Wright,” “The Purchase Agreement; Other Agreements,” “Purpose of the Offer; Plans for Wright,” “Certain Effects of the Offer,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(5)(A)	Press Release, dated November 4, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(B)	Investor Presentation, dated November 4, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(C)	Conference call transcript, dated November 4, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(D)	Social media post, dated November 4, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(E)	Presentation to Wright Employees, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(a)(5)(F)	Transcript of presentation by Wright and Stryker management to Wright employees held on November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 18, 2019)

(d)(1)	Purchase Agreement, dated as of November 4, 2019, by and among Stryker Corporation, Stryker, B.V. and Wright Medical Group N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(d)(2)	Confidentiality Agreement, dated September 22, 2019, by and between Stryker Corporation and Wright Medical Group N.V. *

*	Filed herewith.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019

Stryker B.V.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	Managing Director

By:	/s/ Stuart Silk
	Name:	Stuart Silk
	Title:	Managing Director

Stryker Delaware, Inc.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	President

Stryker Corporation

By:	/s/ Timothy J. Scannell
	Name:	Timothy J. Scannell
	Title:	President and Chief Operating Officer

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